June 18, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:	Horizon Funds (the "Trust") File Nos. 333-205411 and 811-23063 Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Trust, on behalf of its series Anfield Enhanced Market Strategy ETF and Regents Park Hedged Market Strategy ETF (each, a "Fund" and collectively, the "Funds"), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 60 to the Trust's Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001398344-26-005106) on March 13, 2026 ("PEA 60"), solely as PEA 60 relates to the Funds.

Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the "Delaying Amendments") to the Trust's Registration Statement on Form N-1A, filed via EDGAR with the Commission on the dates indicated below, solely as they relate to the Funds. The purpose of each of the Delaying Amendments was to delay the effectiveness of PEA 60.

Post-Effective Amendment No.	Filing Date
64	April 9, 2026
66	April 30, 2026
70	May 28, 2026
72	June 11, 2026

For the avoidance of doubt, this application for withdrawal does not relate to, and PEA 60 and the Delaying Amendments shall remain effective with respect to, the following series of the Trust: Anfield Universal Fixed Income ETF, Anfield Dynamic Fixed Income ETF, and Anfield U.S. Equity Sector Rotation ETF.

The Trust is submitting this application for withdrawal of PEA 60 and each of the Delaying Amendments, as they relate to the Funds, because it has elected not to proceed with the registration of the Funds. No securities have been sold in connection with PEA 60 or any of the Delaying Amendments with respect to the Funds.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 60 and the Delaying Amendments, solely as they relate to the Funds, effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact Jeffrey T. Skinner, Esq., Kilpatrick Townsend & Stockton LLP, at (336) 607-7512.

Very truly yours,

HORIZON FUNDS

By:	/s/ Matthew Chambers
Matthew Chambers
Vice President